

June 18, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 5.100% Senior Notes due 2034 of Trane Technologies Financing Limited, guaranteed by Trane Technologies plc, Trane Technologies Global Holding II Company Limited, Trane Technologies Lux International Holding Company S.à r.l., Trane Technologies Irish Holdings Unlimited Company, Trane Technologies Company LLC, Trane Technologies Americas Holding Corporation and Trane Technologies HoldCo Inc., under the Exchange Act of 1934.

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com